 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Miller, Alan B. (Last) (First) (Middle) 367 South Gulph Road (Street) King of Prussia, PA 19406 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Universal Health Services, Inc. 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/23/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman, President, CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A convertible to Class B - The Miller Family Charitable Trust	10/23/2002		Z		181,818	A	$		I	Alan B. Miller, as Sole Trustee
Class C convertible to Class B - The Miller Family Charitable Trust	10/23/2002		Z		18,182	A		$200,000	I	Alan B. Miller, as Sole Trustee
Class A convertible to Class B - The Miller Family Charitable Trust	10/23/2002		C		181,818	D	$		I	Alan B. Miller, as Sole Trustee
Class C convertible to Class B - The Miller Family Charitable Trust	10/23/2002		C		18,182	D	$	None	I	Alan B. Miller, as Sole Trustee
Class A convertible to Common B	10/23/2002		C		338,664	D	$		D
Class C convertible to Common B	10/23/2002		C		33,866	D	$		D
Common B	10/23/2002		S		200,000	D	$54.00		D
Common B	10/23/2002		S		372,530	D	$54.00		D
Common B	10/23/2002		S		495,126	D	$54.00	584,334	D
Common B - Alan B. Miller Family Foundation	10/23/2002		S		100,000	D	$54.00	28,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Common A		$10/23/2002		Z			181,818			181,818	Common B		$1,925,964	D
Common C		$10/23/2002		Z			18,182			18,182	Common B		$364,710	D
Miller Family Charitable Trust		$10/23/2002		C			200,000			200,000	Common B		$200,000	I	(1)
Common A		$10/23/2002		C			338,664			338,664	Common B		$1,587,300	D
Common C		$10/23/2002		C			33,866			33,886	Common B		$330,844	D
The Miller Family Charitable Trust	$54.00	10/23/2002		S			200,000			200,000	Common B	$54.00	None	I	(1)
Alan B. Miller Family Foundation	$54.00	10/23/2002		S			100,000			100,000	Common B	$54.00	28,000	I	Trustee
Explanation of Responses:

(1) Alan B. Miller, Sole Trustee of The Miller Family Charitable Trust
By: /s/ Alan B. Miller 10/25/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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